

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 20, 2007

VIA U.S. MAIL AND FAX (310) 473-3177

Mr. Robert M. Bernstein
President and Chief Executive Officer
Material Technologies, Inc.
11661 San Vicente Boulevard
Suite 707
Los Angeles, California 90049

> **Re:** **Material Technologies, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 3, 2007**
> **File No. 33-23617**

Dear Mr. Bernstein:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.   We see that your current auditors, KNJ Corbin & Company LLP refer to the reports of other auditors and that the financial statements for the period from October 21, 1983 (inception) through December 31, 2003 were audited by other auditors. Please revise the filing to include the referenced report of other auditor that covers the cumulative data during period from October 21, 1983 (inception) through December 31, 2003.

Consolidated Statements of Income, page F-4

2.   We noted that you included several items as part of Other income/ (expense) on the face of the income statement, including gain on modification of convertible debt, modification of research and development sponsorship agreement, loss on subscription receivables and loss on settlement of lawsuits. Please clarify for us why you believe your classification of each of these items as non-operating income or expense is appropriate.

Note 1. Organization and Basis of Presentation, page F-16

3.   We noted from your disclosure here and in footnote 11 that you purchased 100% of the outstanding common shares of Monitoring for 125,436 shares of your common stock. Please tell us and revise future filings to disclose how you calculated the purchase price of Monitoring based on the shares issued.

4.   We noted that while only 125,436 shares were issued originally to purchase 100% of Monitoring, you issued 6.3 million additional shares under the anti-dilution provisions. Due to the significance of the additional shares issued, please tell us more about the anti-dilution provisions and how these shares were considered as part of your determination of the purchase price of Monitoring.

5.   We see your disclosure that your acquisition of Monitoring was treated as an acquisition of assets, since you did not have any customers, expenses or operations. However, we noted that you expensed approximately $2.1 million of in-process-research and development. Please clarify the nature of the operations of Monitoring and further explain why you believe accounting for this as an acquisition of assets, rather than a business combination in accordance with SFAS 141, is appropriate.   Also, tell us how the guidance at EITF 98-03 impacts your conclusions.

6.   In view of the significant IPR&D write-off disclosed herein, your disclosures herein and in Management's Discussion and Analysis should be enhanced in future filings. Please note disclosures regarding IPR&D charges should include the following in subsequent filings:

    a. Specific disclosure describing the nature of *all significant projects* acquired;
    b. Where multiple projects are involved, a summary of values assigned to IPR&D by technology/project;
    c. The status of the development and the complexity or uniqueness of the work completed at the acquisition date;
    d. The stage of completion at the acquisition date;
    e. The nature and timing of the remaining efforts for completion;
    f. The anticipated completion date and the date the registrant will begin benefiting from the IPR&D;
    g. Projected costs to complete by project (or category of projects);
    h. The risks and uncertainties associated with completing development within a reasonable period of time;
    i. The risks involved if the IPR&D is not completed on a timely basis; and
    j. The status of your efforts for completion of the R&D projects and the impact on you from any delays.

    Also, please explain material variations between projected results and actual results and how failure to achieve projected results impacted (or will impact) expected return on investment, future results, and financial condition.

Note 2. Summary of Significant Accounting Policies, page F-18

Issuance of Stock for Non-Cash Consideration, page F-24

7.   We noted your disclosure that beginning in 2006, you value the issuances of large blocks
of stock and stock rights using a market capitalization method where the value is based
on the pre-issuance market capitalization multiplied by the percentage of your common
stock on a fully diluted basis. Please tell us why you believe this method of valuation is
appropriate. Cite the authoritative guidance upon which you have based your accounting
conclusions. In addition, quantify for us the impact on your financial statements of using
this valuation method rather than the stated market value of your shares. Revise your
future disclosures as necessary based on our concerns.

Note 3. Investments, page F-27

Birchington, page F-28

8.   We noted your disclosure that you reserved 5,850 and 6,000 shares of your common
stock in escrow as downside price protection in conjunction with your 2005 purchases of
shares of Birchington. Please tell us the business purpose for depositing the shares in
escrow, how you accounted for such shares and why you refer to the shares as "downside
price protection." In addition, tell us how you determined the fair value of the downside
price protection to be $0 at December 31, 2006.   Tell us the authoritative literature that
supports your accounting for the downside price protection and escrow transactions.
Revise your future disclosures as necessary based on our concerns.

Note 8. Convertible Debentures, page F-34

9.   We also noted that you increased the obligation due on the Debenture by approximately
$419,000 as a result of payments made by Palisades on your behalf and that this increase
was charged to interest expense. Please tell us about the nature of the payments made on
your behalf by Palisades and why you believe classification of these expenses as interest
expense is appropriate.

10.   We noted that you determined the October 2006 debt modifications resulted in the extinguishment of debt. Please respond to the following:

- Please tell us more about how your accounting for the referenced debt modifications complied with the guidance at EITF 96-19. Be sure your response addresses how you determined the fair value of the new debt and how you calculated the gain (or loss) on the modification, as revised (based on disclosures in your September 30, 2007 Form 10-QSB/A).
- Please tell us why page F-22 discloses you recorded an adjustment to record a decrease to the fair value of the derivatives and related warrants of $4.9 million related to both GGI and Palisades convertible notes prior to the referenced modification of the Palisades Debentures. Please also tell us how this adjustment was calculated and compliant with GAAP.

Revise your future disclosures as necessary based on our concerns.

11.   We noted your disclosure that you also recognized a gain on the debt extinguishment related to the modifications to the GGI notes. Please clarify for us whether you have determined that these modifications resulted in a debt extinguishment as outlined in EITF 96-19. In addition, please tell us the amount of the gain/loss recognized on the debt extinguishment and how this was recorded in your financial statements.

12.   We see you assigned a value of $5,957,188 to embedded derivatives and warrants associated with GGI Notes and most of the value was presented as interest expense for the year ended December 31, 2005. Please tell us why classification of the referenced items as interest expense is appropriate and compliant with GAAP.

Note 10. Commitments and Contingencies, page F-42

13.   We noted your disclosure of a complaint you filed against GEM Advisors in June 2005 on page 8. We also noted your disclosure that the case was dismissed because the principal terms of a settlement agreement were reached. We did not see any such disclosure about this matter in the footnotes to the financial statements, however. Please tell us about your consideration as to whether disclosure is necessary in the footnotes to the financial statements and tell us about the principal terms of the settlement agreement, including the amount, if any, you have accrued as of December 31, 2006.

Note 11. Stockholders' Equity, page F-46

14.   We noted that Ischian purchased shares of your common stock at a stated discount and certain shares were issued for no additional consideration to further reduce the average price per share paid. Please tell us how you accounted for the sale of these shares at a price less than fair value and how your accounting complied with GAAP.

Note 14. Subsequent Events, page F-58

15.   We see on January 16, 2007 you entered into a letter of amendment with Hyde Investments, Ltd, a convertible note holder, in which you agreed to increase the balance of a convertible note by $500,000 in exchange for a return of 1,000,000 shares of your Class A common stock, valued at $2,250,000. We also see the shares will be returned to you in five monthly installments of $200,000 each and you plan to record a gain on the return of the shares in the amount of $1,750,000 during the first quarter of fiscal 2007. Please tell us the GAAP that supports your recognition of a gain on transactions in your own stock.

Form 10-QSB/A for the three and nine months ended September 30, 2007

Financial Statements, page F-1

General

16.   We noted that Weinberg and Company disclosed in their letter dated November 13, 2007 that was filed as part of your Form 8-K filed November 20, 2007, that they did not complete their review of your September 30, 2007 Form 10-QSB. Please clarify for us whether your Form 10-QSB and Form 10-QSB/A for the three and nine months ended September 30, 2007 were reviewed by your new auditors prior to your filing on November 19, 2007.

17.   Please tell us the reason you filed an amendment to your September 30, 2007 Form 10-QSB on December 5, 2007. Quantify, disclose and explain to us all changes to the document from your previously filed September 30, 2007 Form 10-QSB/A.

Consolidated Balance Sheet, page F-1

18.   We note your shareholders' deficit includes deferred stock compensation of $158,424,658 at September 30, 2007. Please note that the compensation cost for an award of share-based employee compensation classified as equity shall be recognized over the requisite service period, with a corresponding *credit* to equity (generally, paid-in capital) based on paragraph 39 of SFAS 123(R). Please explain to us the nature of the deferred compensation balances and how you accounted for them, citing the accounting literature that supports your current presentation of deferred stock compensation. Also, please tell us how your accounting for deferred compensation is consistent with SFAS 123(R) and SAB 107.

Note 1 – Organization and Basis of Presentation, page F-8

Organization, page F-8

19.   We noted your discussion regarding the acquisition of Monitoring. It appears that while you referred to the $2.1 million as in-process-research and development in your Form 10-KSB for the year ended December 31, 2006, your current disclosure refers to this amount as intellectual property that management consided to be impaired. We also noted your disclosure on page F-23 where it appears you plan to commercialize this technology. Please reconcile your disclosures about this matter by clarifying the nature of the referenced transaction.

20.   We noted that you completed the purchase of 100% of SATI, DATI and NDATI during fiscal 2007. Please further clarify why you believe these transactions are asset purchases rather than business combinations that would be accounted for in accordance with SFAS 141.   Also, please tell us how the guidance at EITF 98-03 impacts your conclusions. In addition, tell us how you determined (and valued) the purchase price allocation for each transaction. Specifically address the GAAP that supports your accounting for the purchased intangibles. Finally, revise your future disclosures as necessary based on our concerns.

21.   We noted your disclosure that you treated the acquisition of BTCI as a related party transaction and valued the shares at par. Please further explain your accounting for this transaction, including the authoritative guidance upon which you based your accounting. Revise your future disclosures as necessary based on our concerns.

Restatement of Financial Statements, page F-11

22.   Your description of the restatement of prior periods herein and at Note 12 are to vague. Tell us more about the discounts that were utilized in prior financial statements and the specific impact the reversal of these discounts had on previously issued financial statements. In addition, tell us why you determined it was necessary to adjust your derivative liabilities, clarify whether these liabilities were marked to market at each reporting period previously. Explain and quantify how the differences outlined in Note 12 were determined. Finally, tell us about any other adjustments that you also included as part of the restated financial statements.

23.   In this regard, your restatement of prior periods appears to be significant, please tell us why you believe restatement of prior period financial statements within your current Form 10-QSB is appropriate, rather than the amendment of your Forms 10-KSB for the years ended December 31, 2005 and 2006. Please also tell us why you believe your restatement disclosures meet the requirements outlined in SFAS 154.

Note 3. Investments, page F-20

24.   We noted that you and Rocket City agreed to rescind the transaction whereby you purchased 3 million common shares of Rocket City. Please tell us how you originally accounted for the transaction and your related accounting upon rescission.

Note 7. Convertible Debentures, page F-26

Palisades, page F-26

25.   We note your disclosure that you recorded $831,035 as a gain on the modification of debt during 2006. It appears from your restated financial statements in Note 12 that this is no longer correct, please explain the current status of the accounting for this transaction. Revise your future disclosures as necessary based on our concerns.

GGI, page F-29

26.   Please tell us and revise future filings to disclose how your accounting for GGI's registration rights (and any penalties due there under) in connection with the securities purchase agreement discussed herein is impacted by FSP EITF 00-19-2.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

Results of Operations for the Nine Months Ended September 30, 2007 and 2006, page 7

27.   We noted your disclosure that of the $3.5 million of research and development costs incurred in 2007, approximately $400,000 was related to in-process research and development. Since we did not see any discussion of in-process research and development expenses elsewhere in the document, please clarify the nature and timing of the referenced IPR&D charge. Revise your future disclosures as necessary based on our concerns.

Item 3. Controls and Procedures, page 13

28.   We note your disclosure that your Certifying Officers have evaluated the effectiveness of your disclosure controls and procedures within 90 days of the date of this report. Please revise future filings to disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the annual report*. Refer to Item 307 of Regulation S-B and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238, available on our website at **www.sec.gov/rules/final/33-8238.htm**.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant